Exhibit 99.1

Oatly Reports First Quarter 2023 Financial Results

MALMÖ, Sweden, May 9, 2023 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced financial results for the first quarter ended March 31, 2023.

Toni Petersson, Oatly’s CEO, commented, “We delivered a solid start to the year, with an acceleration of growth, sequential gross margin expansion, and an improvement in profitability. Importantly, the supply chain has continued to perform well. This strong supply chain performance has enabled us to make progress against our 2023 priorities and start playing offense again.”

Petersson continued, “Looking ahead, we remain focused on our 2023 priorities of accelerating top line growth, continuous improvement in the supply chain, and driving towards positive adjusted EBITDA in 2024. In the upcoming quarters, we plan to increase our investments in exciting demand-generating initiatives to ensure that we maintain our momentum in the marketplace. Given our solid first quarter performance and our expectations for continued momentum, we are reiterating our 2023 guidance.”

The table below reconciles revenue as reported to revenue on a constant currency basis by segment for the three months ended March 31, 2023.

	Three months ended March 31,		$ Change			% Change
	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
EMEA	98,216	90,483	98,216	7,495	105,711	8.5%	16.8%	6.4%	10.4%
Americas	64,041	47,017	64,041	—	64,041	36.2%	36.2%	6.5%	29.7%
Asia	33,388	28,686	33,388	2,118	35,506	16.4%	23.8%	23.0%	0.8%
Total revenue	195,645	166,186	195,645	9,613	205,258	17.7%	23.5%	8.7%	14.8%

Recent Highlights

•
Revenue of $195.6 million, a 17.7% increase compared to the prior year period, on a constant currency basis, revenue increased 23.5%.
•
Gross margin in the quarter was 17.4% an increase of 790 basis points compared to the prior year period and 150 basis points compared to the fourth quarter of 2022.
•
Net loss attributable to shareholders of the parent was $75.6 million compared to net loss of $87.5 million in the prior year period.
•
EBITDA loss of $59.3 million; adjusted EBITDA loss of $49.9 million, which is an improvement of $21.5 million compared to the prior year period and an improvement of $10.6 million compared to the fourth quarter of 2022.
•
Reiterating fiscal 2023 guidance for each metric.
•
Subsequent to quarter-end, the Company completed its previously-announced $430 million financing and completed the amendment and restatement of the Sustainable Revolving Credit Facility Agreement.
•
Subsequent to quarter end, the Company entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. to raise an additional $35 million through the sale of convertible notes, pending shareholder approval and consents under certain of the Company's financing arrangements.

First Quarter 2023 Results

Revenue increased $29.5 million, or 17.7%, to $195.6 million for the first quarter ended March 31, 2023, compared to $166.2 million for the first quarter ended March 31, 2022. Excluding a foreign currency exchange headwind of $9.6 million, revenue for the first quarter was $205.3 million, or an increase of 23.5%, using constant exchange rates. The revenue increase was driven by continued sold volume growth for the Company’s products across the three segments, in addition to price increases implemented in EMEA primarily during the first quarter of 2023 and the Americas in the third quarter of 2022. Sold volume for the first quarter of 2023 amounted to 128 million liters compared to 118 million liters last year. Produced finished goods volume for the first quarter of 2023 amounted to 122 million liters compared to 121 million liters for the same period last year.

The Company continued to experience revenue growth across the retail and foodservice channels in the first quarter of 2023.

Gross profit was $34.1 million for the first quarter of 2023 compared to $15.8 million for the first quarter of 2022 and $31.1 million for the fourth quarter of 2022. The gross profit margin increase of 150 basis points in the first quarter of 2023 compared to the fourth quarter of 2022 was primarily from pricing actions in EMEA and improved customer and channel mix, which were partially offset by lower utilization of the Asia facilities as well as higher cost of production due to our planned co-packer consolidation activities in the Americas.

Research and development expenses in the first quarter of 2023 increased $1.5 million to $5.7 million compared to $4.3 million in the prior year period.

Selling, general and administrative expenses in the first quarter of 2023 decreased $5.2 million to $98.9 million compared to $104.1 million in the prior year period. The decrease was primarily due to a decrease of $3.9 million in branding, advertising and marketing expenses, $2.6 million in customer distribution costs, $2.5 million in external consultants, legal contractor and other professional fees, and $1.2 million in other related selling costs and third-party consultancy fees, which was offset by an increase of $5.2 million in employee related expenses driven by higher headcount as well as restructuring costs of $1.2 million.

Other operating income and expenses, net for the first quarter of 2023 decreased to an expense of $1.1 million compared to income of $0.3 million in the prior year period, comprised primarily of a net foreign exchange loss.

Net loss attributable to shareholders of the parent was $75.6 million for the first quarter of 2023 compared to net loss of $87.5 million in the prior year period.

EBITDA loss for the first quarter of 2023 was $59.3 million, compared to an EBITDA loss of $81.4 million in the first quarter of 2022. The decrease in EBITDA loss was primarily a result of higher gross profit.

Adjusted EBITDA loss for the first quarter of 2023 was $49.9 million, compared to a loss of $71.4 million in the first quarter of 2022. The decrease in Adjusted EBITDA was primarily related to higher gross profit.

EBITDA, Adjusted EBITDA (Loss), and Constant currency revenue are non-IFRS financial measures defined under “Non-IFRS financial measures.” Please see above revenue at constant currency table and “Reconciliation of IFRS to Non-IFRS Results” at the end of this press release.

The following tables set forth revenue, Adjusted EBITDA, EBITDA and loss before income tax for the Company's three reportable segments for the periods presented.

Revenue, Adjusted EBITDA and EBITDA
Three months ended March 31, 2023 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	98,216	64,041	33,388	—	—	195,645
Intersegment revenue	851	—	1,440	—	(2,291)	—
Total segment revenue	99,067	64,041	34,828	—	(2,291)	195,645
Adjusted EBITDA	6,584	(10,306)	(16,716)	(29,435)	—	(49,873)
Share-based compensation expense	(1,022)	(1,044)	(1,411)	(4,570)	—	(8,047)
Restructuring costs(1)	(1,008)	(187)	—	—	—	(1,195)
Cost related to the YYF transaction(2)	—	(221)	—	—		(221)
EBITDA	4,554	(11,758)	(18,127)	(34,005)	—	(59,336)
Finance income and (expenses), net	—	—	—	—	—	(1,996)
Depreciation and amortization	—	—	—	—	—	(12,233)
Loss before income tax	—	—	—	—	—	(73,565)

Three months ended March 31, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	90,483	47,017	28,686	—	—	166,186
Intersegment revenue	15,046	572	—	—	(15,618)	—
Total segment revenue	105,529	47,589	28,686	—	(15,618)	166,186
Adjusted EBITDA	(5,856)	(22,013)	(14,967)	(28,553)	—	(71,389)
Share-based compensation expense	(1,584)	(1,292)	(1,949)	(5,212)	—	(10,037)
EBITDA	(7,440)	(23,305)	(16,916)	(33,765)	—	(81,426)
Finance income and (expenses), net	—	—	—	—	—	3,577
Depreciation and amortization	—	—	—	—	—	(10,731)
Loss before income tax	—	—	—	—	—	(88,580)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2023 refer to intersegment revenue for sales of products from EMEA to Asia and from Asia to EMEA. Eliminations in 2022 refer to intersegment revenue for sales of products from EMEA to Asia and from the Americas to Asia.

(1)
Relates to severance payments as the Company reviews its organizational structure.
(2)
Relates to the close of the Ya Ya Foods USA LLC transaction.

EMEA

EMEA revenue increased $7.7 million, or 8.5%, to $98.2 million for the first quarter of 2023, compared to $90.5 million in the prior year period. Excluding a significant foreign currency exchange headwind of $7.5 million, EMEA revenue for the first quarter was $105.7 million, or an increase of 16.8%, using constant exchange rates. This increase using constant exchange rates was primarily driven by growth in oat drink product offerings. Approximately 84% of EMEA revenue was from the retail channel for the first quarter of 2023. The sold finished goods volume for the three months ended March 31, 2023 and 2022 amounted to 73 million and 69 million liters, respectively.

EMEA EBITDA increased $12.0 million to a profit of $4.6 million for the first quarter of 2023 compared to a loss of $7.4 million in the prior year period. This increase in EMEA EBITDA was primarily due to higher gross profit but also lower operating expenses, primarily driven by lower branding and advertising expense. Adjusted EMEA EBITDA, which excluded restructuring costs of $1.0 million and recurring share-based compensation expense of $1.0 million, was a profit of $6.6 million compared to a loss of $5.9 million in the prior year period.

Americas

Americas revenue increased $17.0 million, or 36.2%, to $64.0 million for the first quarter of 2023, compared to $47.0 million in the prior year period. This increase was primarily due to price increases across all customers and channels during the third quarter coupled with sold volume growth of 6.5 percentage points across oat drink product offerings. Approximately 52% of Americas revenue was from the retail channel in the first quarter of 2023. The sold finished goods volume for the three months ended March 31, 2023 and 2022 amounted to 35 million and 33 million liters, respectively.

Americas EBITDA loss decreased $11.5 million to a loss of $11.8 million for the first quarter of 2023 compared to a loss of $23.3 million in the prior year period. primarily due to higher gross profit as the first quarter of 2022 was impacted by COVID-19 related factors. Adjusted Americas EBITDA, which excluded recurring share-based compensation expense of $1.0 million, was a loss of $10.3 million compared to a loss of $22.0 million in the prior year period.

Asia

Asia revenue increased $4.7 million, or 16.4%, to $33.4 million for the first quarter of 2023, compared to $28.7 million in the prior year period. Excluding a foreign currency exchange headwind of $2.1 million, Asia revenue for the first quarter was $35.5 million, or an increase of 23.8%, using constant exchange rates. The Asia segment was partially impacted by a COVID-19 break-out early in the quarter, which impacted both demand and our production in China during the first quarter of 2023. Approximately 65% of Asia revenue was from the foodservice channel for the first quarter of 2023. The sold finished goods volume for the three months ended March 31, 2023 and 2022 amounted to 20 million and 16 million liters, respectively.

Asia EBITDA loss increased $1.2 million to a loss of $18.1 million for the first quarter of 2023 compared to a loss of $16.9 million in the prior year period. The increase in Asia EBITDA loss was due to lower gross profit margin as our capacity utilization was impacted by COVID-19 related factors in China but also higher operating expenses. Adjusted Asia EBITDA, which excluded recurring share-based compensation expense of $1.4 million, was a loss of $16.7 million compared to a loss of $15.0 million in the prior year period.

Corporate Expense

Oatly’s corporate expense, which consists of general overhead costs not allocated to the segments, in the first quarter of 2023 was $34.0 million, an increase of $0.2 million compared to the prior year period.

Balance Sheet and Cash Flow

As of March 31, 2023, the Company had cash and cash equivalents of $78.8 million, and total outstanding debt to credit institutions of $105.5 million. Net cash used in operating activities was $71.2 million for the three months ended March 31, 2023, compared to $68.9 million during the prior year period which was primarily driven by a loss from operations. Capital expenditures were $27.1 million compared to $53.3 million in the prior year period and, in addition, proceeds from the sale of assets related to the YYF transaction was $44.0 million for the three months ended March 31, 2023. Net cash from financing activities was $48.8 million reflecting primarily another drawdown under our revolving credit facility during the quarter.

On March 23, 2023 and April 18, 2023 the Company completed two substantially similar issuances resulting in $300 million in aggregate principal amount of convertible notes (with an original issuance discount of 3%) (the “U.S. Notes” and “Swedish Notes,” respectively). On April 18, 2023, the Company completed the funding of its $130 million term loan B credit facility, and on April 19, 2023, the Company consummated the amendment and restatement of its Sustainable Revolving Credit Facility Agreement.

On May 9, 2023 the Company entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. ("Hillhouse") to sell an additional $35 million in convertible notes, resulting in approximately $34 million in financing after reflecting an original issue discount of 3% (the “HH Notes”). The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes as part of the previously-mentioned financing, except (i) that the HH Notes are convertible at Hillhouse’s option at an initial conversion price of $2.52 per American Depositary Share (“ADS”), representing an approximate 17% premium to the last reported sale price of Oatly’s ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of the Company's shareholders, Verlinvest S.A. (“Verlinvest”), agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes are expected to close no later than May 31, 2023, subject to receipt of shareholder approval, consents under certain of the Company’s financing arrangements, and the satisfaction or waiver of customary closing conditions.

Outlook

The Company’s outlook continues to assume reasonable containment of COVID-19 related infection rates globally, including no further major lockdowns in Asia, and does not reflect any additional deterioration in the European macro environment, or any significant changes in the geopolitical impact of the current war in Ukraine. Based on the Company’s assessment of the current operating environment, including inflation, interest rates, and the impact on consumer behavior, the Company is reiterating its guidance for the full year ending December 31, 2023:

•
Revenue growth of 23% to 28% on a constant currency basis compared to full year 2022,
•
Gross margin to improve sequentially quarter-over-quarter in fiscal 2023, reaching the high-20%s in the fourth quarter,
•
Capital expenditures between $180 million and $200 million.

The Company continues to believe this progress will enable it to deliver positive adjusted EBITDA for the fiscal year 2024.

The Company cannot provide a reconciliation of Adjusted EBITDA or Adjusted EBITDA margin guidance to the nearest comparable corresponding IFRS metric without unreasonable efforts due to difficulty in predicting certain items excluded from this non-IFRS measure. The items necessary to reconcile are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

Conference Call, Webcast and Supplemental Presentation Details

Oatly will host a conference call and webcast at 8:30 a.m. ET today to discuss these results. The conference call, simultaneous, live webcast and supplemental presentation can be accessed on Oatly’s Investors website at https://investors.oatly.com under “Events.” The webcast will be archived for 30 days.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

For more information, please visit www.oatly.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2023 and long-term growth strategy, anticipated supply chain performance, and the closing of the convertible notes offering, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our history of losses and inability to achieve or sustain profitability; including due to elevated inflation and increased costs for transportation, energy and materials; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy; reduced or limited availability of oats or other raw materials and ingredients that meet our quality standards; failure to successfully achieve any or all of the benefits of the Ya Ya Foods USA LLC transaction; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms, or at all; failure of the financial institutions in which we hold our deposits; damage or disruption to our production facilities; harm to our brand and reputation as a result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents or other safety concerns which may lead to lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; reduction in the sales of our oatmilk varieties; failure to effectively expand our processing, manufacturing and production capacity, or failure to find acceptable co-packing partners to help us expand, as we continue to grow and scale our business; our ability to ramp up operations at any of our new facilities; failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility; litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits; changes to international trade policies, treaties and tariffs; global conflict and the ongoing war in Ukraine; changes in our tax rates or exposure to additional tax liabilities or assessments; failure to expand our manufacturing and production capacity as we grow our business; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully ramp up operations at any of our new facilities and operate them in accordance with our expectations; failure to develop and maintain our brand; our ability to introduce new products or successfully improve existing products; failure to retain our senior management or to attract, train and retain employees; cybersecurity incidents or other technology disruptions; failure to protect our intellectual property and other proprietary rights adequately; our ability to successfully remediate previously disclosed material weaknesses (which remained unremediated as of our most recent fiscal year end) or other future control deficiencies, in our internal control over financial reporting; our status as a foreign private issuer; risks related to the significant influence of our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. has over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 19, 2023, and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA and Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and in our financial communications:

“EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, asset impairment charge and other costs related to assets held for sale.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA excludes asset impairment charge and other costs related to assets held for sale, although these are non-cash expenses, the assets being impaired may have to be replaced in the future increasing our cash requirements; and
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

We use constant currency information to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business. Above we have provided a reconciliation of revenue as reported to revenue on a constant currency basis for the periods presented.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com

Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars, except share and per share data)	2023	2022
Revenue	195,645	166,186
Cost of goods sold	(161,557)	(150,338)
Gross profit	34,088	15,848
Research and development expenses	(5,714)	(4,264)
Selling, general and administrative expenses	(98,855)	(104,073)
Other operating income and (expenses), net	(1,088)	332
Operating loss	(71,569)	(92,157)
Finance income and (expenses), net	(1,996)	3,577
Loss before tax	(73,565)	(88,580)
Income tax (expense)/benefit	(2,012)	1,121
Loss for the period attributable to shareholders of the parent	(75,577)	(87,459)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	(0.13)	(0.15)
Weighted average common shares outstanding:
Basic and diluted	592,319,923	591,777,001

Interim condensed consolidated statement of financial position

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022
	(Unaudited)
ASSETS
Non-current assets
Intangible assets	128,301	127,688
Property, plant and equipment	505,930	492,952
Right-of-use assets	113,257	108,598
Other non-current receivables	44,382	7,848
Deferred tax assets	3,637	5,860
Total non-current assets	795,507	742,946
Current assets
Inventories	108,207	114,475
Trade receivables	106,676	100,955
Current tax assets	254	243
Other current receivables	32,197	17,818
Prepaid expenses	26,909	23,413
Cash and cash equivalents	78,830	82,644
	353,073	339,548
Assets held for sale	—	142,703
Total current assets	353,073	482,251
TOTAL ASSETS	1,148,580	1,225,197
EQUITY AND LIABILITIES
Equity
Share capital	105	105
Treasury shares	(0)	(0)
Other contributed capital	1,628,045	1,628,045
Foreign currency translation reserve	(164,130)	(171,483)
Accumulated deficit	(733,054)	(665,524)
Total equity attributable to shareholders of the parent	730,966	791,143
Liabilities
Non-current liabilities
Lease liabilities	88,191	82,285
Liabilities to credit institutions	2,725	2,668
Deferred tax liabilities	679	—
Provisions	7,422	7,194
Total non-current liabilities	99,017	92,147
Current liabilities
Lease liabilities	14,949	16,823
Liabilities to credit institutions	102,791	49,922
Trade payables	66,912	82,516
Current tax liabilities	3,713	5,515
Other current liabilities	10,259	11,823
Accrued expenses	117,746	123,037
Provisions	2,227	3,800
	318,597	293,436
Liabilities directly associated with the assets held for sale	—	48,471
Total current liabilities	318,597	341,907
Total liabilities	417,614	434,054
TOTAL EQUITY AND LIABILITIES	1,148,580	1,225,197

Interim condensed consolidated statement of cash flows

(Unaudited)	For the three months ended March 31,
(in thousands of U.S. dollars)	2023	2022
Operating activities
Net loss	(75,577)	(87,459)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	12,233	10,731
—Write-downs of inventories	3,468	2,024
—Impairment gain on trade receivables	(342)	(207)
—Share-based payments expense	8,047	10,037
—Movements in provisions	(1,596)	—
—Finance income and expenses, net	1,996	(3,577)
—Income tax expense expense/(benefit)	2,012	(1,121)
—Other	(478)	8
Interest received	346	668
Interest paid	(3,752)	(3,067)
Income tax paid	(1,031)	(476)
Changes in working capital:
—Decrease/(increase) in inventories	3,524	(6,271)
—(Increase)/decrease in trade receivables, other current receivables, prepaid expenses	(7,120)	8,903
—(Decrease)/increase in trade payables, other current liabilities, accrued expenses	(12,942)	869
Net cash flows used in operating activities	(71,212)	(68,938)
Investing activities
Purchase of intangible assets	(983)	(1,435)
Purchase of property, plant and equipment	(27,139)	(53,278)
Proceeds from sale of assets held for sale	43,998	—
Proceeds from short-term investments	—	53,266
Net cash flows from/(used) in investing activities	15,876	(1,447)
Financing activities
Repayment of liabilities to credit institutions	(339)	(528)
Proceeds from liabilities to credit institutions	52,736	—
Repayment of lease liabilities	(3,592)	(3,637)
Net cash flows from/(used) in financing activities	48,805	(4,165)
Net increase in cash and cash equivalents	(6,531)	(74,550)
Cash and cash equivalents at the beginning of the period	82,644	295,572
Exchange rate differences in cash and cash equivalents	2,717	(1,977)
Cash and cash equivalents at the end of the period	78,830	219,045

Non-IFRS Financial Measures – Reconciliation

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2023	2022
Loss for the period attributable to shareholders of the parent	(75,577)	(87,459)
Income tax expense/(benefit)	2,012	(1,121)
Finance (income) and expenses, net	1,996	(3,577)
Depreciation and amortization expense	12,233	10,731
EBITDA	(59,336)	(81,426)
Share-based compensation expense	8,047	10,037
Restructuring costs(1)	1,195	—
Costs related to the YYF transaction(2)	221	—
Adjusted EBITDA	(49,873)	(71,389)

(1)
Relates to severance payments as the Company reviews its organizational structure.
(2)
Relates to the close of the Ya Ya Foods USA LLC transaction.